FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 1, 2005

DATAMIRROR CORPORATION
(Registrant’s name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	______	No	X

Documents Included as Part of this Report

No.	Document

1.	Press Release dated November 1, 2005: DataMirror Requests NASDAQ Delisting
2.	Press Release dated November 1, 2005: DataMirror Offers Special Promotion on Software Licenses for iSeries

FOR IMMEDIATE RELEASE

Contacts:
Peter Cauley	Tom Giantsopoulos
Chief Financial Officer	Corporate Communications
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 271	905-415-0310 ext. 153
pcauley@datamirror.com	tgiantsopoulos@datamirror.com

DataMirror Requests NASDAQ Delisting

TORONTO and SANTA CLARA, Calif., November 1, 2005 - DataMirror Corporation (the “Company”) (NASDAQ: DMCX - News; TSX: DMC - News ), has decided to voluntarily delist its common shares from the NASDAQ National Market effective at the close of business on November 4, 2005. These shares currently trade under the symbol DMCX. DataMirror’s common shares will continue to be listed and trade on the Toronto Stock Exchange under the symbol DMC.

“Given the very low volume of trading in our common shares on NASDAQ, and the on-going listing and compliance costs, our board of directors determined that this listing was no longer cost-effective,” said Peter Cauley, DataMirror CFO. “The Toronto Stock Exchange has served as the primary trading market for our shares in the past and our continued listing on that exchange will provide sufficient ongoing liquidity for our shareholders.”

At the beginning of its next fiscal year, the Company also plans to file the necessary documentation in order to suspend its reporting obligations in the United States under the Securities Exchange Act of 1934. The Company will file its annual report for the fiscal year ending January 31, 2006, after which it will cease to file documents with the US Securities and Exchange Commission. All documents will continue to be available through SEDAR (System for Electronic Document Analysis and Retrieval) pursuant to Canadian securities laws.

About DataMirror

DataMirror (NASDAQ: DMCX - News; TSX: DMC - News), a leading provider of real-time data integration, protection and java database solutions, improves the integrity and reliability of information across all of the systems that create and store data. DataMirror's flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate information changes throughout the enterprise. DataMirror helps clients make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible competitive advantage from DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B'Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada and has offices around the globe. For more information, visit www.datamirror.com.

# # #

"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "will", "plan" and similar expressions are intended to identify forward-looking statements. Certain important factors including changes in DataMirror’s U.S. shareholder base or changes in applicable securities rules or regulations could cause DataMirror to be unable to delist its shares from Nasdaq or to suspend its U.S. reporting obligations, and there can be no assurance that such events will not occur. Should one or more of these uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, DataMirror may not be able to delist its shares from Nasdaq or suspend its U.S. reporting obligations. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. All rights reserved. DataMirror, LiveBusiness and The experience of now are trademarks or registered trademarks of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.

Contacts:
Tom Giantsopoulos	Peter Cauley
Corporate Communications	Chief Financial Officer
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 153	905-415-0310 ext. 271
tgiantsopoulos@datamirror.com	pcauley@datamirror.com

DataMirror Offers Special Promotion on Software Licenses for iSeries

TORONTO and SANTA CLARA, Calif., - (November 1, 2005) - DataMirror®(NASDAQ: DMCX - News; TSX: DMC - News) today announced it is offering 20 per cent off the regular list price of DataMirror software licenses for iSeries platforms purchased before December 31, 2005.

DataMirror's low-risk change data capture technology provides real-time data integration, data auditing and high availability software solutions for iSeries. DataMirror solutions for iSeries capture changes and perform transformations to move high volumes of data between iSeries applications and applications on other systems. DataMirror is a pioneer in the iSeries market with more than ten years of experience implementing data integration, data auditing and high availability solutions for iSeries.

“By taking advantage of great value on software solutions for iSeries, companies can leverage DataMirror’s experience and resources to ensure peak iSeries performance,” said Stew Ritchie, VP Worldwide Sales, DataMirror. “DataMirror has more than 10 years of experience in the iSeries market and this promotion creates an opportunity for iSeries users to acquire even more DataMirror software to help maximize the return on their technology investments.”

To learn more about DataMirror solutions for iSeries, visit www.datamirror.com/iseries.

For details of the promotional pricing and to find out how you can win a free trip to Las Vegas, Nevada, visit www.datamirror.com/promotions/iseries.aspx

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of real-time data integration, protection and java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise.  DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible competitive advantage from DataMirror software.  DataMirror is headquartered in Markham, Canada and has offices around the globe.  For more information, visit www.datamirror.com.

# # #

"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATAMIRROR CORPORATION

Date: November 1, 2005	By:	/s/ Peter Cauley
Peter Cauley
Title Chief Financial Officer